COMBINED PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES	Exhibit 12

$ - Millions	Fiscal Year	Six Months
	Ended	Ended
	Dec-04	Jun-05
Earnings Available:
Income (Loss) from continuing ops,	76.7	25.0
before prov for taxes on
income, min int and
extraordinary item

Less: Income (loss) of equity investees	1.0	0.9
included above

Less: Capitalized interest on B/S	0.1	0.1

Plus: Distributed Earnings of Equity Investees	1.4	—

	77.0	24.0

Fixed Charges:
Interest expense	65.0	32.6
including capitalized interest on B/S	0.1	0.1
& amort of debt discount and exps

Portion of rentals representative of
an interest factor	12.9	6.0

Total Fixed Charges (a)	78.0	38.7

Total Earnings Available (b)	155.0	62.7

RATIO OF EARNINGS TO FIXED CHARGES (b)/(a)	2.0	1.6

ACCO BRANDS CORPORATION RATIO OF EARNINGS TO FIXED CHARGES

$ - Millions						Six Months
	Fiscal Years Ended December 27,					Ended
	2000	2001	2002	2003	2004	Jun-04	Jun-05
Earnings Available:
Income (Loss) from continuing ops,	(518.6)	(99.7)	5.5	39.9	89.6	8.4	42.0
before prov for taxes on
income, min int and
extraordinary item

Less: Income (loss) of equity investees	0.2	—	—	(0.7)	0.6	0.2	(0.1)
included above

Capitalized interest	—	—	—	—	—	—	—
	(518.8)	(99.7)	5.5	40.6	89.0	8.2	42.1

Fixed Charges:
Interest expense	36.4	21.4	12.3	8.0	8.5	3.9	4.1
including capitalized interest)	—	—	—	—	—	—	—
& amort of debt discount and exps	—	—	—	—	—	—	—

Portion of rentals representative of
an interest factor	8.2	8.0	8.6	7.5	8.0	3.6	3.5

Total Fixed Charges (a)	44.6	29.4	20.9	15.5	16.5	7.5	7.6

Total Earnings Available (b)	(474.2)	(70.3)	26.4	56.1	105.5	15.7	49.7

RATIO OF EARNINGS TO FIXED CHARGES (b)/(a) (1)	—	—	1.26	3.6	6.4	2.1	6.5

(1)	Earnings were inadequate to cover fixed charges for the years ended December 27, 2000 and 2001 by $518.8 and $99.7, respectively.